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                             June 24, 2021

       Flint A Lane
       Chief Executive Officer
       BTRS Holdings Inc.
       1009 Lenox Drive, Suite 101
       Lawrenceville, New Jersey 08648

                                                        Re: BTRS Holdings Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 21,
2021
                                                            CIK No. 0001774155

       Dear Mr. Lane:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jan Woo,
Legal Branch Chief, at 202-551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Nicole Brookshire